Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Immersion Corporation (“Immersion” or the “Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock, $0.001 par value per share (“Common Stock”) and Series B Junior Participating Preferred Stock Purchase Rights, $0.001 par value (the “Rights”).
The following is a description of the Common Stock, the Rights, and related provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”) and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, Bylaws and applicable Delaware law.
Authorized Capital Stock
The Company’s authorized capital stock consists of 105,000,000 shares, of which:
•100,000,000 shares are designated as Common Stock; and
•5,000,000 shares are designated as preferred stock, $0.001 par value per share (“Preferred Stock”).
Common Stock
Fully Paid and Nonassessable
All of the outstanding shares of the Company’s Common Stock are fully paid and nonassessable.
Voting Rights
The holders of the Company’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.
Dividends
Subject to preferences applicable to any outstanding Preferred Stock, the holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors (the “Board”) in its discretion from funds legally available therefor.
Right to Receive Liquidation Distributions
In the event of a liquidation, dissolution or winding up of Immersion, holders of Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding Preferred Stock.
No Preemptive or Similar Rights
Holders of the Common Stock have no preemptive, conversion or redemption rights.
Rights
Section 382 Tax Benefits Preservation Plan
The Board adopted a Section 382 Tax Benefits Preservation Plan (the “Section 382 Tax Benefits Preservation Plan”), by and between the Company and Computershare Trust Company, N.A., as rights agent. The Board adopted the Section 382 Tax Benefits Preservation Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”). If the

Exhibit 4.1
Company experiences an “ownership change,” as defined in the Code, the Company’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The “Section 382 Tax Benefits Preservation Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.99% or more of the Company’s outstanding Common Stock within the meaning of Section 382 of the Code, without the approval of the Board.
The Rights
The Board authorized the issuance of one Right per each outstanding share of the Common Stock distributable to the Company’s stockholders of record as of the close of business on December 1, 2021. One Right will also be issued together with each share of the Common Stock issued after December 1, 2021 but before the Distribution Date (as defined below) and, in certain circumstances, after the Distribution Date. Subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock”) for a purchase price of $40.00 (the “Purchase Price”). If issued, each Unit of Series B Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.
Acquiring Person
Under the Section 382 Tax Benefits Preservation Plan, an “Acquiring Person” is any person who or which, together with all Affiliates and Associates of such person, is or becomes the beneficial owner of 4.99% or more of the shares of Common Stock outstanding other than as a result of repurchases of stock by the Company, dividends or distributions by the Company or certain inadvertent actions by stockholders. Beneficial ownership is determined as provided in the Section 382 Tax Benefits Preservation Plan and generally includes, without limitation, any ownership of securities a person would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder. The Section 382 Tax Benefits Preservation Plan provides that the following shall not be deemed an Acquiring Person thereunder: (i) the Company or any Subsidiary of the Company; (ii) any employee benefit plan or employee stock plan of the Company or any Subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan; (iii) any person who would otherwise be an Acquiring Person upon the first public announcement by the Company of the adoption of the Section 382 Tax Benefits Preservation Plan, unless and until such person, or any Affiliate of such person, acquires beneficial ownership of any additional shares of Common Stock of the Company after the first public announcement by the Company of the adoption of the Plan (other than pursuant to a stock split, stock dividend or similar transaction) at a time when such person still beneficially owns 4.99% or more of the Common Stock; (iv) any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii); (v) any person who as the result of an acquisition of shares of Common Stock by the Company (or any Subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan) which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 4.99% or more of the shares of Common Stock of the Company then outstanding; (vi) any person who the Board determines in good faith has become an “Acquiring Person” inadvertently and such Person divests as promptly as practicable (as determined in good faith by the Board) a sufficient number of shares of Common Stock of the Company so that such Person would no longer be an “Acquiring Person; and (vii) any person who the Board determines, in its sole discretion, prior to the time such person would otherwise be an Acquiring Person, should be permitted to become the beneficial owner of up to a number of the shares of Common Stock determined by the Board (the “Exempted Number”) and be exempted from being an Acquiring Person, unless and until such person acquires beneficial ownership of shares of Common Stock of the Company in excess of the Exempted Number (other than pursuant to a stock split, stock dividend or similar transaction) in which case such person shall be an Acquiring Person.

Exhibit 4.1
A person (other than any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii)) will be treated as the beneficial owner of 4.99% or more shares of the Common Stock if, in the determination of the Board, that person would be treated as a “5-percent stockholder” for purposes of Section 382 (substituting “4.99” for “5” each time “five” or “5” is used in or for such purposes of Section 382).
Initial Exercisability
The Rights will not be exercisable until the close of business on the earlier to occur of (i) the tenth (10th) calendar day after the day on which a public announcement or filing that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) the tenth (10th) calendar day (or a later date determined by the Board) after the commencement of a tender or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of these dates is called the “Distribution Date”).
Until the Distribution Date, the Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will evidence the Rights. Any transfer of shares of Common Stock prior to the Distribution Date will also constitute a transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined to effect an exchange pursuant to the Section 382 Tax Benefits Preservation Plan (as described below).
“Flip-In” Event.
In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, and subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, a number of shares of the Common Stock having a market value of two times the Purchase Price.
Redemption
At any time until close of business on the tenth (10th) calendar day after the day a public announcement or the filing is made indicating that a person has become an Acquiring Person (and prior to the giving of notice of the exchange or redemption, as applicable to the holders of the Rights), or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Exchange
At any time after a person becomes an Acquiring Person, the Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for shares of Common Stock at an exchange rate of one share of Common Stock, or a fractional share of Series B Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).
Expiration
The Rights and the Section 382 Tax Benefits Preservation Plan will expire upon the earliest of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the Board determines will provide protection for the Company’s tax attributes similar to that provided by the Section 382 Tax Benefits Preservation Plan, (iv) the close of business on the effective date of the repeal of Section 382, or any other change, if the Board determines that the Section 382 Tax Benefits Preservation Plan, is no longer necessary or desirable for the preservation of the Company’s tax attributes, (v) the date on which the Board otherwise determines that the Section 382 Tax Benefits Preservation Plan is no longer necessary to preserve the

Exhibit 4.1
Company’s tax attributes, (vi) the beginning of a taxable year of the Company to which the Board determines that none of the Company’s tax attributes may be carried forward, and (vii) the earlier of (x) the Close of Business on the day following the certification of the voting results of the Company’s 2022 annual meeting of stockholders or a special meeting of stockholders duly held prior to November 17, 2022, if at such stockholder meeting a proposal to approve the Agreement has not been passed by the vote of the majority of the shares present in person or represented by proxy and entitled to vote thereon, and (y) November 17, 2024.
    Preferred Stock Purchasable Upon Exercise of Rights
After the Distribution Date, each Right will entitle the holder, subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, to purchase, for the Purchase Price, one one-thousandth of a share of the Series B Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Series B Preferred Stock is intended to give a stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.
Anti-Dilution Provisions
The Board may adjust the Purchase Price, the number of shares of Series B Preferred Stock or other securities or assets issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series B Preferred Stock or the Common Stock.
Amendments
Until the close of business on the tenth (10th) calendar day after the day a public announcement or a filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may amend the Rights in any manner. The Company may also amend the Section 382 Tax Benefits Preservation Plan after the close of business on the tenth (10th) calendar day after the day a public announcement or filing is made indicating that a person has become an Acquiring Person, to cure ambiguities, to correct defective or inconsistent provisions or to otherwise change or supplement the Tax Benefits Preservation Plan in any manner that does not adversely affect the interests of holders of the Rights.
    Tax Consequences
The issuance of the Rights should not be taxable to the Company or to stockholders under presently existing federal income tax law. However, if the Rights become exercisable or if the Rights are redeemed, stockholders may recognize taxable income, depending on the circumstances then existing.
    Stockholder Ratification
The Company intends to submit the Section 382 Tax Benefits Preservation Plan for stockholder ratification at its 2022 Annual Meeting of Stockholders.
Anti-Takeover Provisions
Delaware Law
Immersion is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of 3 years following the time that such stockholder became an interested stockholder, unless:
•Prior to such time the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation

Exhibit 4.1
outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•At or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Certificate of Incorporation and Bylaws Provisions
Provisions in the Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a change of control or changes in our Board of Directors or management, including the following:
•Subject to the rights of holders of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances, directors may be removed at any time with or without cause upon the affirmative vote of the holders of a majority of the combined voting power of the then outstanding stock of the Company entitled to vote for the election of directors.
•The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. Our Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of Immersion must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of Immersion may be called only by the Board or the holders of not less than ten percent of the shares entitled to vote at such a meeting. Advance notice is required for stockholder proposals or director nominations by stockholders.
•In addition, pursuant to our Certificate of Incorporation, the Board has authority to issue shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market price of the Common Stock.
These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the Common Stock. Such provisions also may inhibit fluctuations in the market price of the common stock that could result from takeover attempts.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
The Company’s Common Stock is listed on The NASDAQ Global Select Market on the Nasdaq Stock Market LLC under the trading symbol “IMMR.”